===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         December                             2005
                          -----------------------------       -----------------
Commission File Number    000-29898
                          -----------------------------       -----------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                  Form 40-F   X
                         -----------                -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                        No   X
                   ------------               ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

  1 News Release dated December 21, 2005 ("RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS")

                                                                     DOCUMENT 1

[RIM GRAPHIC OMITTED]

                                                                   NEWS RELEASE

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended November 26, 2005 (all figures in U.S. dollars and U.S. Generally Accepted Accounting Principles (GAAP)).

Revenue for the third quarter of fiscal 2006 was $560.6 million, up 53% from $365.9 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 70% for handhelds, 19% for service, 7% for software licenses and 4% for other revenue. Revenue for the nine months ended November 26, 2005 was $1.5 billion, up 59% from $946 million in the same period last year. Total handheld devices shipped in the quarter were approximately 1.1 million, for a total of approximately 2.9 million handheld devices shipped so far this year.

RIM has updated its accounting for the NTP litigation following the district court's ruling on November 30, 2005 which found that the March 2005 settlement agreement between NTP and RIM was not binding. Although it is difficult to estimate any future settlement or costs associated with the litigation, we are maintaining the previously recorded $450 million as the best current estimate. The actual liability may be significantly higher or lower than this amount depending on further developments or resolution of this matter and will be accounted for at that time in accordance with GAAP. At the time of the March 2005 settlement agreement, RIM recorded $20 million of the $450 million litigation accrual as an acquired license on its balance sheet. The district court's ruling that the settlement was not binding led to the full writedown of this asset, which, after accumulated depreciation, had a net book value of $18.3 million. The total litigation accrual of $26.2 million, which also included an incremental charge of $7.9 million for NTP related legal and professional fees, was offset by a related tax recovery of $7.2 million.

"Although our litigation has certainly been pulled into the spotlight recently, we remain intensely focused on serving our customers and partners and maintaining our longstanding culture of innovation," said Jim Balsillie, Chairman and Co-CEO at RIM. "The third quarter was an important period for RIM as we continued to launch BlackBerry with new carrier partners around the world and readied an extraordinary lineup of new handsets, software and services that once again raised the competitive bar and entrenched RIM's technology leadership."

GAAP net income for the quarter was $120.1 million, or $0.61 per share diluted, as compared with net income of $90.4 million, or $0.46 per share diluted, in the same period last year. Adjusted EPS, excluding the intangible asset writedown related to the non-enforcement of the March 2005 settlement agreement, legal fees, and the related tax impact, was $0.71 per share diluted. A reconciliation of adjusted EPS to GAAP EPS is provided in the table below. Adjusted earnings per share do not have any standardized meaning prescribed by GAAP and may not to be comparable to similar metrics presented by other companies.

RIM added approximately 645,000 new subscriber accounts during the quarter and at the end of the quarter, the total BlackBerry subscriber account base was approximately 4.3 million. The number of subscriber accounts is a non-financial metric and does not have any standardized meaning prescribed by GAAP and is unlikely to be comparable to similar metrics reported by other companies. It is intended to illustrate the growth in RIM's subscriber account base and should not be relied upon as an indicator of RIM's financial performance.

RIM is maintaining revenue guidance in the range of $590-$620 million for the fourth quarter of fiscal 2006, ending March 4, 2006. Subscriber additions in the fourth quarter are expected to be lower than previously forecast, in the range of 700,000-750,000. Earnings per share for the fourth quarter continue to be forecast in the range of 76-81 cents per share diluted. As a reminder, RIM's fiscal fourth quarter consists of 14 weeks, rather than the normal 13 weeks, due to the rolling 13 week quarterly cycle that RIM employs which necessitates a 14 week quarter every 5-6 years to realign the fiscal year end to the calendar month end.

Revenue for the first quarter of fiscal 2007, ending June 3, 2006, is currently expected to be in the range of $610-$650 million. GAAP earnings per share for the first quarter is expected to be in the range of 77-84 cents per share diluted. The stock option expense impact to Q1 earnings, of approximately 3 cents per share, is included in Q1 GAAP EPS guidance. Please note that going forward, beginning with the Q4 fiscal 2006 earnings report in April, RIM will be providing one quarter of forward guidance.

The total of cash, cash equivalents, short-term and long-term investments was $1.6 billion as at November 26, 2005, compared to $1.9 billion at the end of the previous quarter, a decrease of $293 million over the prior quarter. This reflects the $391 million used to repurchase 6.3 million shares during the quarter, offset in part by cash generated from operations.


Reconciliation of GAAP net income as reported to adjusted net income (United States dollars, in thousands except per share data)


                                                                                  For the three
                                                                                   months ended
                                                                               November 26,2005
------------------------------------------------------------------------------------------------

GAAP net income, as reported                                                    $  120,149

Adjustments:

       Litigation provision                                   $   26,176
       Less: Notional tax recovery at 27.5%                       (7,198)           18,978
                                                              -----------

                                                                                ------------
Adjusted net income                                                             $  139,127
                                                                                ============

Adjusted net income per share, diluted                                          $     0.71
                                                                                ============


Note: the adjusted net income and adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results.

Third Quarter Highlights

o    RIM surpassed the 4 million subscribers milestone.
o    RIM and Intel announced a technology collaboration.
o    Cingular Wireless and RIM introduced the BlackBerry 8700c(TM) in the U.S.
o    Rogers Wireless and RIM introduced the BlackBerry 8700r(TM) in Canada.
o    Verizon Wireless introduced the BlackBerry 7130e(TM) in the U.S.
o    Bell introduced the BlackBerry 7130e in Canada.
o T-Mobile USA announced availability of the new BlackBerry 7105t(TM) and new BlackBerry Internet E-mail(TM) service for Yahoo! Mail users.
o Sprint announced the launch of the BlackBerry 7100i from Nextel in the U.S.
o RIM launched BlackBerry Mobile Data System(TM) (MDS) with support for web services.
o Cingular Wireless introduced BlackBerry Connect for the Nokia 9300 in the U.S.
o O2 introduced BlackBerry Internet Service, the BlackBerry 7100x(TM) and the Nokia 9300 with BlackBerry Connect in Germany.
o Orange announced availability of the Nokia 9300 with BlackBerry Connect in the U.K.
o Orange announced availability of the Nokia 9300 with BlackBerry Connect in France.
o Vodacom launched BlackBerry Connect for the MPx220 and Sony Ericsson P910i and BlackBerry Built-In(TM) for the Siemens SK65 in South Africa.
o MTN announced BlackBerry Connect for the Nokia 9500 Communicator, Nokia 9300 and Sony Ericsson P910i in South Africa.
o Indosat introduced BlackBerry Connect for the Nokia 9300 and Nokia 9500 in Indonesia.
o Airtel announced plans to launch BlackBerry Connect in India on the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i.
o RIM announced plans to provide BlackBerry Connect support for the new Nokia E60, Nokia E61 and Nokia E70 devices.
o RIM announced plans to offer BlackBerry Connect on the Palm(R) Treo(TM) 650 smartphone.
o Vodafone Sweden announced support for BlackBerry Connect on the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i.
o SMART Communications, Inc. announced availability of BlackBerry Connect for the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i in the Philippines.
o    Siminn announced plans to launch BlackBerry in Iceland.
o    Og Vodafone announced plans to launch BlackBerry in Iceland.
o    Vodafone launched BlackBerry in Slovenia.
o    Vodafone launched BlackBerry in Greece.
o    TIM Hellas launched BlackBerry in Greece.
o    AIS announced plans to bring BlackBerry to Thailand.
o    TA Orange announced plans to bring BlackBerry to Thailand.
o    CTM announced plans to bring BlackBerry to Macau.
o P&TLuxembourg, operator of LUXGSM announced plans to offer BlackBerry in Luxembourg.
o RIM and PGP Corporation announced plans for the new PGP Support Package for BlackBerry.
o BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:

o    Orange France launched the BlackBerry 8700f(TM) in France.
o    TELUS announced availability of the BlackBerry 7130e in Canada.
o Telecommunications Services of Trinidad and Tobago (TSTT) launched BlackBerry in Trinidad and Tobago.
o Telecomunicaciones Movilnet CA announced plans to introduce BlackBerry in Venezuela.
o PERSONAL announced plans to launch the BlackBerry wireless platform in Argentina.
o    Cable & Wireless announced availability of BlackBerry in Panama.
o Telefonica Moviles announced plans to launch BlackBerry in 13 Latin American countries beginning in early 2006.
o    U.S. Cellular announced BlackBerry availability for its customers.
o Proximus launched BlackBerry Connect on the Nokia 9500 Communicator and Nokia 9300 in Belgium.
o RIM chose Halifax, Nova Scotia as the location for its new technical support operations centre.

The replay of the company's Q3 conference call can be accessed after 7 p.m. (eastern), December 21, 2005 until midnight (eastern), January 11, 2006. It can be accessed by dialing 416-640-1917 and entering passcode 21117894#. The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight January 11, 2006.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                Investor Contact:
Courtney Flaherty                             RIM Investor Relations
Brodeur for RIM                               519.888.7465
212.771.3637                                  investor_relations@rim.com
cflaherty@brodeur.com
---------------------

                                      ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to RIM's revenue and earnings expectations for the fourth quarter of fiscal 2006 and first quarter of fiscal 2007, RIM's views regarding its ongoing litigations with NTP, Inc., anticipated growth in subscribers, plans relating to RIM, including plans for new product launches, and its expectations regarding its carrier partners. The terms and phrases, "best current estimate", "expected", "forecast", "plans", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights, including the outcome of RIM's litigation with NTP, Inc.; RIM's ability to enhance current products and develop and introduce new products, including our intention to move forward with a sotware workaround relating to the NTP litigation if necessary; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)

Consolidated Statements of Operations


                                                                   For the three months ended
                                                          November 26,          August 27,       November 27,
(unaudited)                                                       2005                2005               2004
--------------------------------------------------------------------------------------------------------------

Revenue                                                  $   560,596         $   490,082        $   365,852
Cost of sales                                                247,851             221,067            174,557
                                                  ----------------------------------------------------------
Gross margin                                                 312,745             269,015            191,295
                                                  ----------------------------------------------------------

     Gross margin %                                            55.8%               54.9%              52.3%

Expenses
 Research and development                                     41,567              37,677             27,137
 Selling, marketing and administration                        83,965              72,263             49,297
 Amortization                                                 12,797              11,549              8,337
 Litigation                                                   26,176               6,640             24,551
                                                  ----------------------------------------------------------
                                                             164,505             128,129            109,322
                                                  ----------------------------------------------------------

Income from operations                                       148,240             140,886             81,973

Investment income                                             17,483              15,700             10,133
                                                  ----------------------------------------------------------
Income before income taxes                                   165,723             156,586             92,106

Provision for income taxes
 Current                                                      75,929               6,681              1,711
 Deferred                                                    (30,355)             38,850                  -
                                                  ----------------------------------------------------------
                                                              45,574              45,531              1,711
                                                  ----------------------------------------------------------
Net income                                               $   120,149         $   111,055        $    90,395
                                                  ==========================================================

Earnings per share
     Basic                                               $      0.63         $      0.58        $      0.48
                                                  ==========================================================
     Diluted                                             $      0.61         $      0.56        $      0.46
                                                  ==========================================================

Weighted average number of common
shares outstanding (000's)
     Basic                                                   189,341             190,896            188,284
     Diluted                                                 196,339             198,417            197,825


                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Balance Sheets

As at                                          November 26,       February 26,
(unaudited)                                            2005               2005
-------------------------------------------------------------------------------


Assets
 Current
   Cash and cash equivalents                   $    733,111       $    610,354
   Short-term investments                           181,537            315,495
   Trade receivables                                275,593            210,459
   Other receivables                                 58,491             30,416
   Inventory                                        111,878             92,489
   Restricted cash                                  196,136            111,978
   Other current assets                              40,752             22,857
   Deferred income tax asset                        129,380            150,200
                                            ----------------------------------
                                                  1,726,878          1,544,248

Investments                                         690,949            753,868
Capital assets                                      297,263            210,112
Intangible assets                                    70,106             83,740
Goodwill                                             29,026             29,026
                                            ----------------------------------
                                              $   2,814,222      $   2,620,994
                                            ==================================

Liabilities
 Current
   Accounts payable                            $    130,764        $    68,464
   Accrued liabilities                              135,013             87,133
   Accrued litigation and related expenses          466,783            455,610
   Income taxes payable                              85,415              3,149
   Deferred revenue                                  16,175             16,235
   Current portion of long-term debt                    249                223
                                            -----------------------------------
                                                    834,399            630,814

Long-term debt                                        6,704              6,504
                                            -----------------------------------
                                                    841,103            637,318
                                            -----------------------------------

Shareholders' equity
 Capital stock                                    1,844,816          1,892,266
 Retained earnings                                  129,674             94,181
 Accumulated other comprehensive loss               (1,371)            (2,771)
                                            -----------------------------------
                                                  1,973,119          1,983,676
                                            -----------------------------------
                                              $   2,814,222      $   2,620,994
                                            ===================================

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statement of Cash Flows

                                                                             For the three           For the nine
                                                                              months ended           months ended
(unaudited)                                                              November 26, 2005      November 26, 2005
-----------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                                   $      120,149       $      363,724

Items not requiring an outlay of cash:
  Amortization                                                                       21,464               60,657
  Deferred income taxes                                                             (32,818)              16,103
  Issuance of restricted share units                                                     41                   41
  Gain on disposal of capital assets                                                    (20)                 (18)
  Loss on foreign currency translation of long-term debt                                 19                   63
  Unrealized foreign exchange loss                                                      295                  295
  Net changes in working capital items                                               39,156               17,113
                                                                       ------------------------------------------
                                                                                    148,286              457,978
                                                                       ------------------------------------------
Cash flows from financing activities
Issuance of share capital                                                             3,896               15,490
Buyback of common shares                                                           (391,212)            (391,212)
Repayment of long-term debt                                                             (58)                (168)
                                                                       ------------------------------------------
                                                                                   (387,374)            (375,890)
                                                                       ------------------------------------------
Cash flows from investing activities
Acquisition of investments                                                          (40,840)             (91,772)
Proceeds on sale or maturity of investments                                           9,022               36,513
Acquisition of capital assets                                                       (43,619)            (130,591)
Acquisition of intangible assets                                                     (7,396)             (17,342)
Acquisition of subsidiary                                                                 -               (3,795)
Acquisition of short-term investments                                               (70,625)            (184,101)
Proceeds on sale and maturity of short-term investments                              42,562              432,052
                                                                       ------------------------------------------
                                                                                   (110,896)              40,964
                                                                       ------------------------------------------
Effect of foreign exchange on cash and cash equivalents                                (295)                (295)
                                                                       ------------------------------------------
Net increase (decrease) in cash and cash equivalents for the period                (350,279)             122,757

Cash and cash  equivalents, beginning of period                                   1,083,390              610,354
                                                                       ------------------------------------------
Cash and cash  equivalents, end of period                                    $      733,111      $       733,111
                                                                       ==========================================

                                                                                      As at                As at
                                                                          November 26, 2005      August 27, 2005
-----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                    $      733,111      $     1,083,390
Short-term investments                                                              181,537              123,593
Investments                                                                         690,949              691,598
                                                                       ------------------------------------------
                                                                             $    1,605,597      $     1,898,581
                                                                       ==========================================


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             RESEARCH IN MOTION LIMITED
                                        ---------------------------------------
                                                      (Registrant)

Date:   December 21, 2005               By:  /S/ DENNIS KAVELMAN
        -------------------------            ----------------------------------
                                             Name:    Dennis Kavelman
                                             Title:   Chief Financial Officer